SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

GOLD SWAP INC.
____________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
____________________________________________________________
(Title of Class of Securities)

38074W100
____________________________________
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200
_________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2012
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Melvin Schlossberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BYEACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3%
14.		TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D is filed by Melvin Schlossberg and relates to the common stock, par value $0.0001 per share of Gold Swap Inc. a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 72 Pond Road, Woodbury, New York 11797.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Melvin Schlossberg (the “Reporting Person”).

(b)           The business address of the Reporting Person is 72 Pond Road, Woodbury, New York 11797.

(c)           The principal occupation of the Reporting Person is CEO.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On the incorporation of the Issuer on July 13, 2010, the Issuer issued the Reporting Person 20,000,000 shares of common stock. These shares were issued in consideration for services to be provided by the Reporting Person to the Issuer and were valued at $1,000,000.

Item 4. Purpose of Transaction.

The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person voted to reincorporate the Issuer in Delaware under the name "Point Capital, Inc.". Upon the merger of the Issuer's wholly-owned subsidiary Point Capital, Inc. with and into the Issuer, the Issuer as a New York corporation will cease to exist and the Issuer will be known as Point Capital, Inc. The certificate of incorporation and bylaws of the Issuer will then be those of Point Capital, Inc. (as filed as exhibits to the information statement filed by the Issuer on December 13, 2012).

Other than as set forth above, the Reporting Person does not have any other plans or proposals that would relate to or result in any of the matters set forth below.

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An   extraordinary   corporate   transaction,   such   as a   merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the  present  board of  directors  or  management  of the Company,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)        Any  other  material  change  in the  Company's  business  or  corporate structure,  including  but  not  limited  to,  if  the  Company  is a  registered closed-end investment company, any plans or proposals to make any changes in its investment  policy for which a vote is required by Section 13 of the  Investment Company Act of 1940;

(g)           Changes in the Company's charter, bylaws, or instruments corresponding thereto or other  actions  which may impede  the  acquisition  of control of the issuer by any person;

(h)          Causing a class of  securities  of the  Company to be  delisted  from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of  equity  securities  of the  Company  becoming  eligible  for termination  of  registration  pursuant to Section  12(g)(4)  of the  Securities Exchange Act of 1934, as amended; or

(j)            Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)           As of December 24, 2012, the Reporting Person is deemed to be the beneficial owner of 20,000,000 shares of the Issuer’s common stock representing 65.3% of the Issuer’s outstanding common stock.

(b)           The Reporting Person has sole power to vote and sole power to dispose of the 20,000,000 shares he owns.

(c)           During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock other than as set forth in Item 3 above.

(d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of common stock that are held by the Reporting Person.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2013

By: /s/ Melvin Schlossberg
Melvin Schlossberg